Filed by Nuveen NASDAQ 100 Dynamic Overwrite Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

NASDAQ Premium Income & Growth Fund Inc.

Commission File No. 811-21983

November 18, 2014

Dear Shareholder,

The Annual Meeting of Shareholders for your Fund has been adjourned for a final time to Friday, November 21, 2014.

According to our records, you have not voted. Your vote is extremely important as the Fund cannot further extend the shareholder meeting!

Nuveen recommended the proposed product restructuring in order to simplify and more clearly delineate the investment strategies of its equity option strategy funds. The Boards considered information provided by Nuveen on the potential benefits of the proposals which included:

—	Reduced fees and expenses as a result of economies of scale from a larger combined fund.

—	Better liquidity and reduced trading costs from the greater share volume of the combined fund.

—	Stronger demand from a simplified, differentiated product set, which may lead to narrower discounts over time.

Accordingly, each Board has determined that its respective Reorganization would be in the best interests of its Fund. If the requisite shareholder approvals are not obtained, each Target Fund’s Board may take such actions as it deems in the best interests of its Fund with respect to the Reorganization proposal or continuing to operate the Fund as a stand-alone fund.

The proxy statement for this meeting can be found at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

If you have any questions or need more information, please call our proxy information line at 1-866-209-5784 or contact your financial representative.

If you have already voted, thank you for your participation and please disregard this note. Thank you for your time and consideration.

Sincerely,

Kevin J. McCarthy
Vice President and Secretary